                                                                EXHIBIT 1

                             EXECUTIVE COMPENSATION

     The following table discloses, for the fiscal years 1993 through 1995, individual compensation information relating to Mr. Branch and the four other most highly compensated executive officers (collectively, the "Named Executives").(1)

                           SUMMARY COMPENSATION TABLE


                                                                                     LONG-TERM COMPENSATION
                                                                                  -----------------------------
                                                  ANNUAL COMPENSATION                   AWARDS          PAYOUTS
                                        --------------------------------------    --------------------  -------
                                                                                  RESTRICTED                     ALL OTHER
                                                                                     STOCK     NUMBER    LTIP      COMPEN-
         NAME AND                                               OTHER ANNUAL       AWARD(S)      OF     PAYOUTS    SATION
    PRINCIPAL POSITION          YEAR    SALARY($)  BONUS($)  COMPENSATION($)(2)     ($)(3)     OPTIONS    ($)      ($)(4)
- -----------------------------   ----    ---------  --------  ------------------   ----------   -------  -------  ---------

William J. Branch.............. 1995     218,333   133,840          15,396               0           0     0           0
  Chairman and Chief            1994     205,000   246,000       1,093,512(5)            0           0     0           0
  Executive Officer             1993     183,833   222,000          16,423           5,078     108,675     0           0

Frank J. Preston............... 1995     105,000    63,000               0               0      90,000     0      34,746
  President and Chief
  Operating Officer(1)

Daniel R. Perkins.............. 1995     120,000    52,680          10,270               0           0     0           0
  Chief Financial Officer,      1994     116,000    98,600           9,282               0           0     0           0
  Treasurer and Secretary       1993     110,000    93,500           7,723           1,729      68,543     0      42,486

Larry W. Owen.................. 1995     126,000    55,310          10,028               0           0     0           0
  Vice President and            1994     122,000   103,700          10,289               0           0     0           0
  General Manager-Fabrics       1993     115,000    97,800           9,157           3,808      70,000     0           0

Darrell F. Sallee.............. 1995     135,000    59,270           9,877               0           0     0           0
  Vice President of the         1994     130,000   110,500           8,838               0           0     0           0
  Corporation and President     1993     122,500   103,700           6,207           1,903      60,631     0           0
  of Amtex


- --------------------------

(1) Dr. Preston was an executive officer of the Corporation on June 30, 1995 but was employed only for the second half of fiscal 1995.

(2) Includes amounts with respect to compensation realized upon the exercise of stock options and perquisites, which include company cars, life insurance premiums, tax preparation, 401(k) plan matching contributions and defined pension plan contributions. For fiscal 1993 the amount exceeding 25% of the total perquisites to each such Named Executive is: Mr. Branch, 401(k) plan matching contributions $5,515 and defined pension plan contributions $5,515; Mr. Perkins, defined pension plan contributions $3,300; Mr. Owen, defined pension plan contributions $3,450; and Mr. Sallee, company car $1,790 and defined pension plan contributions $3,675. For fiscal 1994 the amount exceeding 25% of the total perquisites to each such Named Executive is: Mr. Branch, 401(k) plan matching contributions $6,150 and defined pension plan contributions $6,150; Mr. Perkins, company car $2,862 and defined pension plan contributions $3,480; Mr. Owen, company car $3,016 and defined pension plan contributions $3,660; and Mr. Sallee, company car $2,782 and defined pension plan contributions $3,900. For fiscal 1995 the amount exceeding 25% of the total prerequisites to each such Named Executive is: Mr. Branch, company car $4,069, defined pension plan contributions $4,500 and 401(k) plan matching contributions $4,500; Mr. Perkins, company car $4,064 and defined pension plan contributions $3,624; Mr. Owen, company car $3,264 and defined pension plan contributions $3,780; and Mr. Sallee, company car $2,497 and defined pension plan contributions $4,050.

(3) For fiscal 1993, amounts shown represent the dollar value of restricted stock purchased by each of the Named Executives, net of the consideration paid for such restricted stock. Such Named Executive purchased shares of Class P Common Stock on August 31, 1992 at $29.10 per share. The fair market value of the Class P Common Stock on such date was $30.93 per share. The amount shown is the difference between these amounts. All other purchases of Class P Common Stock, Common Stock and warrants by the Named Executives have been at fair market value. At the initial public offering price of $17.00 per share, the number and value of the restricted stock holdings as of the end of fiscal 1993 for each of the Named


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
     Executives was Mr. Branch, 176,571 shares, $3,001,707; Mr. Perkins, 10,611 shares, $180,387; Mr. Owen 132,411 shares, $2,250,987; and Mr. Sallee,
     66,204 shares, $1,125,468.
     Based upon the closing price of the Corporation's Common Stock on June 30, 1995 as reported on the NASDAQ National Market System, which was 12-7/8 per share, the number and value of the restricted stock holdings for each of the Named Executives on that date was for Mr. Branch, 62,256 shares, $801,546; for Mr. Perkins, 10,611 shares, $136,617; for Mr. Owen, 132,411 shares, $1,704,792; and for Mr. Sallee, 36,204 shares, $466,126.
(4) Represents amounts paid by the Corporation for relocation expenses during fiscal 1993 and fiscal 1995.
(5) Includes $1,075,935 realized in fiscal 1994 by Mr. Branch in connection with the exercise of certain options. Such compensation is deductible by the Corporation and not subject to section 162(m) of the Code. See "Compensation Committee Report--Tax Deductibility of Executive Compensation".

                             GRANT OF STOCK OPTIONS

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                    INDIVIDUAL GRANTS                                     POTENTIAL REALIZABLE
                                ---------------------------                                      VALUE AT
                                                % OF TOTAL                               ASSUMED ANNUAL RATES OF
                                               OPTIONS/SARS    EXERCISE                  STOCK PRICE APPRECIATION
                                                GRANTED TO     OR BASE                      FOR OPTION TERM
                                OPTIONS/SARS   EMPLOYEES IN     PRICE     EXPIRATION     -------------------------
   NAME                          GRANTED (#)    FISCAL YEAR     ($/SH)       DATE        5% ($)(1)      10% ($)(1)
   ----                         ------------   ------------    --------   ----------     ---------      ----------
William J. Branch . . . . . . .       0             0             0           0              0               0
Frank J. Preston  . . . . . . .   60,000(2)       13.0%        $15.00       1/3/2005      $566,005       $1,434,368
                                  30,000(2)        6.5%        $13.25      5/11/2005      $249,986       $  633,513
Daniel R. Perkins . . . . . . .       0             0             0           0              0               0
Larry W. Owen . . . . . . . . .       0             0             0           0              0               0
Darrell F. Sallee . . . . . . .       0             0             0           0              0               0

- -------
(1) It should be noted that these values will only be realized if the value of the Common Stock appreciates at a compound rate of either 5% per year or 10% per year over the 10-year option term. The purpose of providing this information is to indicate the total potential stockholder gain over the term of the options comparable to the potential gain shown for the options.
(2)  Exercisable over five years at a rate of 20% per year.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                    AND FISCAL YEAR-END OPTION VALUES TABLE

     The following table shows information regarding the exercise of stock options during fiscal 1995, by the Named Executives and the number and value of any unexercised stock options held by them as of June 30, 1995:

                AGGREGATED OPTION EXERCISES IN 1995 FISCAL YEAR
                    AND FISCAL YEAR-END OPTION VALUES TABLE

                                                                   NUMBER OF                  VALUE OF UNEXERCISED
                                                                  UNEXERCISED                     IN-THE-MONEY
                                 SHARES        VALUE            OPTIONS/SARS AT                 OPTIONS/SARS AT
                               ACQUIRED ON    REALIZED             FY-END (#)                       FY-END ($)
    NAME                       EXERCISE (#)      ($)        EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE(1)
    ----                       ------------   --------      -------------------------     ----------------------------
William J. Branch . . . . . .       0            0                 198,675/0                       $851,940/$0
Frank J. Preston  . . . . . .       0            0                 0/90,000                            $0/$0
Daniel R. Perkins . . . . . .       0            0               79,521/14,022                   $638,293/$76,720
Larry W. Owen   . . . . . . .       0            0              105,978/14,022                   $701,748/$76,720
Darrel F. Sallee  . . . . . .       0            0               96,609/14,022                   $589,508/$76,720

- --------
(1) The value of the options is calculated based upon the average market price of the Corporation's Common Stock as of June 30, 1995 as reported on the NASDAQ National Market System, which was $12.75 per share.

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


DIRECTORS' COMPENSATION

        Directors who are not salaried officers or employees of the Corporation are paid an annual stipend of $14,000 payable quarterly plus a fee of $500 for each board meeting attended and $300 for each committee meeting attended. Outside directors serving as chairmen of committees receive an additional annual stipend of $1,000. Also, travel and lodging expenses are reimbursed. No director who is a salaried officer employee of the Corporation receives any compensation in addition to his regular salary for attendance at meetings of the Board or any of its committees. Outside directors may elect to defer a portion or all of their compensation under the Corporation's Deferred Compensation Plan for Non-Employee Directors. The Corporation's obligation to pay the sums deferred is unsecured. Deferral elections, after the initial election, will be made annually prior to the beginning of each calendar year. Deferrals can be made into a Stock Account or into an Interest Account. The Stock Account accumulates phantom shares of Common Stock which represent a notional equity interest in the Corporation. The Interest Account accumulates interest on the deferrals. Distributions of the deferred sums are payable to the participant, only in cash, upon retirement, termination of service or death. Payment is made in annual installments over a ten year period, unless the Compensation
Committee determines otherwise, and interest continues to accrue on unpaid amounts. In addition, in the event of a "change in control" of the Corporation, as such term is defined in the Plan, the account value for each electing director is payable in cash in a lump sum within 15 days following such event. The Plan was first effective as of May 11, 1995. The Corporation has been advised that under current federal tax law, an electing director will not be taxed on the amount of compensation deferred until it is paid to such director pursuant to the Plan. Three directors have elected to defer compensation.

        The outside directors also participate in the Corporation's Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan provides for the automatic grant of non-qualified stock options ("NQOs") to non-employee directors of the Corporation commencing upon their election as directors and thereafter annually following the Annual Meeting of Stockholders until the total shares available thereunder is exhausted. A total of 100,000 shares of Common Stock have been reserved for issuance under the Directors' Plan. Upon commencing service on the Board, each director is awarded a number of options determined by a formula whereby $42,000 is divided by the fair market value of the Common Stock on the applicable valuation date. A total of 12,284 options have been granted under the Directors' Plan. The number of NQOs granted annually to each eligible director will be determined by a formula whereby $14,000 is divided by the fair market value of a share of Common Stock on the first Friday following the Corporation's Annual Meeting of Stockholders (the "Valuation Date"). The Corporation anticipates that the next Valuation Date will be Friday, November 10, 1995. In order to avoid forfeiture, a non-employee director must exercise his/her options under the Directors' Plan within six months following date of retirement, death or termination by reason of disability.

PLANS OR ARRANGEMENTS RELATING TO EMPLOYMENT TERMINATION OR A CHANGE IN CONTROL

        Except for Dr. Preston, neither Mr. Branch nor the other present executive officers of the Corporation have employment agreements with the Corporation or any of its affiliates. Except for Dr. Preston, none of them has any agreement entitling him to termination or severance payments upon a change in control of the Corporation nor a change in the Named Executive's responsibilities following a change of control. However, each of Messrs.
Branch, Perkins, Owen and Sallee are parties to one or more Management Stock Purchase Agreements with the Corporation pursuant to which each of them has purchased shares of Common Stock in the Corporation; and each of them is the grantee of certain stock options from the Corporation under one or more Stock Option Agreements. These agreements contained certain provisions relating to the repurchase of the stock purchased under such agreements or relating to payments to be made upon exercise of options granted thereunder, which lapsed as of the IPO. The Stock Option Agreements and warrants issued pursuant to the 1991 Plan also included certain transfer restrictions. At their meeting of April 22, 1994, the Board of Directors agreed to waive such transfer restrictions, the provisions relating to the repurchase option in favor of the Corporation and the put option in favor of the option or warrant holder. All of these stock options vested in full as of the IPO, except options granted on June 14, 1993 which continue to vest at a rate of 20% per year.

        Dr. Preston is a party to a letter agreement of employment which provides, among other things, that if his employment were terminated other than for cause prior to January 3, 1998, the Corporation will pay a severance


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
benefit to him of three times his base salary in effect at the date of termination. In addition, the Corporation has entered into a Change of Control Agreement with Dr. Preston which provides severance benefits to him in the event his employment is terminated within a specified period following a "change in control" of the Corporation, as such term is defined in the Agreement. To qualify for such severance payment his date of termination must be on or before January 3, 2000 and such date of termination must be within twelve months following the change in control. His severance benefits include the lump sum payment of an amount equal to 4.5 times his highest annual base salary in effect on any date with the period beginning with the effective date of the Agreement and ending on his date of termination. No termination or modification of the Agreement may be made by the Corporation without the concurrence of Dr. Preston. There are no limitations on the total payments to be made to Dr. Preston upon his termination resulting from a Change in Control to prevent such payments from constituting excess "parachute payments" (as that term is defined in the Code). He will also receive additional payments under the Agreement to reimburse him for any increased taxes, penalties and interest resulting from severance payments under the Agreement by reason of such payments being treated as excess parachute payments (including payments to reimburse him for increased taxes). Under the terms of the Agreement, Dr. Preston also would be entitled to supplemental benefits, such as rights to exercise stock options, continued medical insurance for specified periods after termination and the payment of all reasonable fees and related expenses incurred by him as a result of the termination of his employment or in obtaining or enforcing any right or benefit provided by the Agreement. Had there been a "change in control" as of the end of the Corporation's 1995 fiscal year, the approximate severance payment under the Agreement for Dr. Preston in the event of his termination would have been $945,000.

        Dr. Preston is also the beneficiary of a Supplemental Employment Retirement Pension Agreement (the "SERP") which is an unfunded, non-qualified plan designed to restore retirement benefits to him lost under the pension plan with his predecessor employer by reason of his change of employment to the Corporation, which lost retirement pension benefits would not be adequately offset by retirement benefits provided under the Corporation's retirement plans in which he will become a participant after meeting minimum waiting periods for eligibility. The SERP is administered by the Compensation Committee. The SERP is a phantom stock plan under which quarterly credits are made to Dr. Preston's ledger account representing 500 units per quarter, each unit representing the equivalent of a share of Common Stock of the Corporation. The credits will continue so long as he remains in the active employment of the Corporation and prior to his attainment of age 65. Additional credits are made to his ledger account equal to any dividends payable on the Corporation's Common Stock. If his employment is terminated other than by death or retirement then all units credited to his ledger account will be deferred until the earlier to occur of attainment of age 65 or death, and thereafter such credits shall be payable in cash in the same manner as provided in the case of his retirement or death. At retirement or death he has the right to elect a lump sum payment in cash equal to the then fair market value of a share of Common Stock of the Corporation multiplied by the number of units standing to his credit in the ledger account, payable within 30 days, or quarterly installment payments over a 10 year period, valued in a similar fashion and payable only in cash. In the event of a "change in control" of the Corporation, as defined in the SERP, the fair market value of the Common Stock equivalents of the units credited to his ledger account shall be payable to him in a lump sum cash payment within 15 days following the "change in control". If a Change in Control were to have occurred at the end of the Corporation's 1995 fiscal year, Dr. Preston would have had an estimated entitlement to a lump sum cash payment under the SERP of approximately $13,000.

                      EXECUTIVE DEFERRED COMPENSATION PLAN

        The Corporation has established an Executive Deferred Compensation Plan (the "EDC Plan") first effective February 9, 1995, which is an unfunded, non-qualified deferred compensation arrangement for a select group of management and highly compensated employees of the Corporation and certain of its subsidiaries, and which is administered by a Board appointed committee consisting of the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer and the Vice President of Human Resources.

        The EDC Plan permits an eligible employee to defer the receipt of a specified portion of his or her compensation until the date of retirement, disability, death, termination of employment or for a specified deferral


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
period. The Corporation's obligation to pay the sums deferred, including interest accrued on the amount of the deferrals, is unfunded and unsecured. Upon a "change of control" of the Corporation, as defined in the EDC Plan, the participants shall be entitled to their accrued deferrals, including interest on such deferrals, payable in a cash lump sum payment. All deferred amounts, including deferred interest, are payable on the deferral payment date in a lump sum cash payment unless the participant has requested that the committee permit that payment to be in installments or further deferred until expiration of a specified period of time of not less than three years following the initially specified payment date. The interest rate used for all purposes under the EDC Plan is the prime rate of Chemical Bank, agent under the Corporation's loan facility. Deferral elections may be made periodically by the participants. The EDC Plan may be terminated by the Corporation upon notice to the participants, but only as to future deferrals. The Corporation has been advised that under current federal tax law a participant will not be taxed on the amount of compensation deferred until it is paid to the participant pursuant to the EDC Plan, and further advised that if deferrals are of incentive bonus compensation such is "performance based" compensation and accordingly neither the deferrals attributable to such performance based compensation nor the interest accruals thereon will be subject to the annual $1 million limitation on deductible compensation paid or accrued with respect to the Chief Executive Officer and the next four most highly compensated executive officers. However, there are no limitations on the total payments to be made to an executive upon a Change of Control under the EDC Plan to prevent such payments from constituting excess "parachute payments" as such term is defined in the Code. Had there been a Change in Control as of the end of the Corporation's 1995 fiscal year, the approximate benefits under the EDC Plan for the named executive officers would have been as follows: Dr. Preston--$14,177.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        During fiscal 1994, but prior to the IPO, compensation decisions were made for executive officers and employees, other than Mr. Branch, by the Executive Committee which consisted of Messrs. Branch, Edgerley and a third non-employee director who no longer serves on the Board. None of the then members of the Executive Committee participated in the determination of their respective compensation, if any. See "Compensation Committee Report".

        Lanty L. Smith, Chairman of the Compensation Committee and a director of the Corporation, is the Chairman of the Board of Directors, Chief Executive Officer and largest shareholder of Precision Fabrics Group, Inc. ("Precision"), in which the Corporation invested $15 million on September 26, 1995 in exchange for approximately 29% of the issued and outstanding stock of Precision. Dr. Frank J. Preston, a director, President and Chief Operating Officer of the Corporation, was elected a director of Precision on September 26, 1995.

        On September 26, 1995 the Corporation consummated a transaction described in a Securities Purchase Agreement dated as of September 22, 1995, pursuant to which the Corporation made the cash investment for the Precision stock. In addition, Precision granted the Corporation an option to acquire the remaining Precision shares in a tax free merger exchange for up to 4,100,000 shares of common stock of the Corporation. Precision also solicited and received irrevocable proxies assuring the Corporation of the ability to consummate the Merger with Precision should the Corporation so elect on or before May 31, 1996, and provided that such Merger would be consummated on or before October 1, 1996. There can be no assurance that the Corporation will in fact elect to proceed with the subsequent Merger pursuant to that option. The investment made by the Corporation was funded partly from working capital and partly from borrowings under its outstanding loan facilities. The transaction was unanimously approved by the Corporation's Board of Directors except that Mr. Smith did not participate in the decision-making process nor in the vote. The Board of Directors had the benefit of an independent appraisal and fairness opinion prior to voting on the transaction. Dr. Preston was not a director of Precision prior to his recent election nor at the time the Corporation's Board of Directors approved the transaction.

        Immediately before the transaction Mr. Smith and trusts for the benefit of members of his immediate family owned approximately 27% of the total issued and outstanding shares of Precision, and this beneficial ownership percentage was reduced to approximately 19% following the transaction. However, the net tangible book value of the shares held by Precision's shareholders prior to the transaction was increased as a consequence of the transaction.

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